UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 29, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Maziar Mike Doustdar appointed as president and chief executive officer of Novo Nordisk

Bagsværd, Denmark, 29 July 2025 – Novo Nordisk today announced that Maziar Mike Doustdar has been appointed as president and chief executive officer, effective 7 August 2025. Mike Doustdar succeeds Lars Fruergaard Jørgensen, who will step down as president and chief executive officer on the same date. The company also announced other executive-level changes, effective 7 August.

Mike Doustdar, currently Novo Nordisk’s executive vice president of International Operations, has a strong track record of creating value and driving growth. Under his leadership over the past decade, Novo Nordisk’s International Operations have more than doubled sales to approximately DKK 112 billion in 2024. The business includes all of Novo Nordisk’s affiliates outside of the US and employs nearly 20,000 people.

Novo Nordisk Chair, Helge Lund, said: “Mike is an exceptional leader and has the unanimous support of the Board. We are confident that he is the best person to lead Novo Nordisk through its next growth phase. Mike has consistently demonstrated the ability to drive growth through strong commercial execution and building high-performing teams. This is an important moment for Novo Nordisk. The market is developing rapidly, and the company needs to address recent market challenges with speed and ambition. I believe Novo Nordisk will build on its strengths as a global leader in obesity and diabetes, and Mike has a clear vision of how to unlock the full potential of the opportunities ahead.”

Mike Doustdar has been appointed as the result of a comprehensive process that included external and internal candidates. The Novo Nordisk Foundation fully endorses Novo Nordisk Board’s decision to appoint Maziar Mike Doustdar as president and chief executive officer.

Mike Doustdar said: “It’s an enormous privilege to lead this company at a time of tremendous opportunity and change. I come to this role with a sense of urgency, a laser focus on high performance, and a fierce determination for Novo Nordisk to aim higher than it’s ever done, and to deliver to many more patients the innovation they need. From my decades in leadership roles across Novo Nordisk, I know the extraordinary talent and commitment of our people and the excellence of our science. This has enabled us to achieve great things in the past and will ensure we continue to do so in the future.”

Novo Nordisk Chair, Helge Lund, added:

“Under Lars’s leadership, Novo Nordisk has undergone a profound period of growth and now reaches millions more patients with life-changing medicines. On behalf of Novo Nordisk’s Board of Directors and our employees, I want to thank Lars for 34 years of unstinting commitment to the company and wish him all the best in his future endeavours.”

Other organisational changes effective 7 August:

Research & Early Development and Development EVP areas will be merged into a combined R&D unit.

Novo Nordisk has decided to merge the company’s Research & Early Development with its Development area into a new, consolidated R&D unit, under the leadership of Martin Holst Lange, MD, PhD. Martin Holst Lange, currently executive vice president, Development, will be appointed chief scientific officer (CSO), effective 7 August.

Martin Holst Lange will focus on seamlessly combining the two functions, quickly advancing the innovation of new therapies and ensuring the success of the early and late-stage pipelines, with a significant focus on the diabetes and obesity areas. In addition, Martin Holst Lange will work closely with Mike Doustdar to drive pipeline development and innovation from both within and outside of the company.

Marcus Schindler, executive vice president, Research & Early Development and CSO, has decided to retire from the company. Novo Nordisk Chair, Helge Lund, said: “We thank Marcus for his deep commitment to Novo Nordisk and its pursuit of scientific excellence. We wish him all the best for the future.”

Marcus Schindler joined Novo Nordisk in January 2018 as senior vice president of External Innovation and Strategy and has been CSO since 2021. Marcus Schindler has played an integral role in leading the discovery of early scientific innovation. He will remain at Novo Nordisk for a short period to ensure a successful transition.

Emil Kongshøj Larsen, currently senior vice president of the Europe and Canada region (EUCAN), will join Executive Management and succeed Mike Doustdar, assuming the responsibility of executive vice president, International Operations. Emil Larsen currently leads a region spanning 40 countries, accounting for about 20% of Novo Nordisk’s global sales. He has previously led other significant business areas throughout Europe, Africa and the Middle East, as well as Commercial Affairs and Strategy in International Operations.

With these changes, Executive Management will have the following members, effective 7 August:

•	Maziar Mike Doustdar, president and CEO*
•	Thilde Hummel Bøgebjerg, EVP, Quality, IT & Environmental Affairs
•	Emil Kongshøj Larsen, EVP, International Operations
•	Ludovic Helfgott, EVP, Product & Portfolio Strategy
•	Karsten Munk Knudsen, EVP, chief financial officer*
•	Martin Holst Lange, EVP, chief scientific officer, Research & Development
•	David Moore, EVP, US Operations
•	Tania Sabroe, EVP, People, Organisation and Corporate Affairs
•	Henrik Wulff, EVP, CMC & Product Supply

* Registered as an executive with the Danish Business Authority.

About Maziar Mike Doustdar

Mike Doustdar became senior vice president of International Operations in 2013, a business that includes 80 affiliates - all of Novo Nordisk’s commercial affiliates outside of the US. Novo Nordisk’s International Operations had sales of approximately DKK 112 billion in 2024 and serve approximately 35 million patients.

Prior to this role, Mike led Novo Nordisk’s Southeast Asia and Oceania commercial area out of Malaysia, following on from his leadership of the Middle East business. Prior to this, he was general manager based in Turkey and held leadership roles in finance and IT. Mike Doustdar became executive vice president in 2015. He is a member of the Board of Directors of Orion Corporation.

Conference Call

Novo Nordisk will host a conference call for investors at 14.30 CEST on 29 July 2025, corresponding to 8.30 am EST. For more information on how to listen, please visit the investor section of novonordisk.com.

There will be a conference call for media at 16.00 CEST, which corresponds to 10.00 am EST.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 77,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Max Ung	Frederik Taylor Pitter (US)
+45 3077 6414	+1 609 613 0568
mxun@novonordisk.com	fptr@novonordisk.com

Publication of inside information pursuant to Market Abuse Regulation, Article 17

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 19 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 29, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer